May 1, 2012
VIA EDGAR

Re:	The Carlyle Group L.P. Registration Statement on Form S-1 File No. 333-176685
Chambre Malone, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Ms. Malone:
     Pursuant to our telephone conversation, please find attached the letter informing The Carlyle Group L.P. of the approval of its application to list its common units on NASDAQ.
     Please do not hesitate to call me at 212-455-3986 with any questions.

Very truly yours,
/s/ Joshua Ford Bonnie
Joshua Ford Bonnie

By Electronic Mail Only
April 10, 2012

Joanne Cosiol, Esq.
Principal
The Carlyle Group L.P.
1001 Pennsylvania Avenue, NW
Washington, DC 20004

Re:	Approval letter for The Carlyle Group L.P. (the “Company”) to list on The Nasdaq Global Select Market
Dear Ms. Cosiol:
We are pleased to inform you that Staff has approved the Company’s application to list its common units on Nasdaq. Since our approval is based upon information provided to us by the Company or filed by the Company with the SEC, you should notify us promptly of any material change to such information. We have reserved CG as the trading symbol for the Company’s common units.
The balance of the entry fee for the Company’s initial inclusion in Nasdaq is estimated to be $125,000. Please pay this amount to The NASDAQ Stock Market LLC and forward it before the listing date per the instructions on the attached Entry Fee Payment Form. Shortly after trading commences, the Company will be billed the applicable annual fee, on a pro-rated basis.
For your information, the Nasdaq Marketplace Rules detail the continued listing requirements and applicable fees for Nasdaq issuers. The Nasdaq Regulatory Requirements guide provides important information on your filing obligations and other regulatory responsibilities of a public company. Both can be found at https://listingcenter.nasdaqomx.com.
Should you have questions regarding Nasdaq’s continued listing requirements, please call Brie Charles, your issuer compliance analyst, at +1 301 978 8039. If you have any further questions regarding your application or Nasdaq’s initial listing requirements, please call me at +1 301 978 8092.
Sincerely,
Benjamin B. Haskell
Director Listing
Qualifications

cc via electronic mail:	Dov Gottlieb, Esq. (Simpson Thacher & Bartlett LLP) Joshua F. Bonnie, Esq. (Simpson Thacher & Bartlett LLP)
The NASDAQ OMX Group • 805 King Blvd. •Rockville, MD 20850 • USA • www. nasdaqomx.com